26 September 2013

Mr Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re:	AstraZeneca PLC Form 20-F for Fiscal Year Ended December 31, 2012 Filed March 25 2013 File No. 001-11960

Dear Mr Rosenberg,

Further to your letter of 12 September, please find attached our responses to the comments you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2012.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that these responses provide you with the information you require. Please note that page numbers throughout our response, unless otherwise indicated, refer to our Annual Report and Form 20-F Information 2012.  Where we propose additional or enhanced disclosures these are included in italics in our response to your comments.

Should you have any further queries, please do not hesitate to contact either Alistair Collins, Group Financial Controller, on +44 1625 518856, Andy Chard, Director of Financial Reporting, on +44 1625 517279 or me, on +44 207 604 8085.

Yours sincerely,

/s/ S Lowth
Chief Financial Officer

Measuring Performance
Results of Operations, page 89

1.
Your current presentation places undue prominence on the full non-GAAP income statements.  Please provide us proposed disclosure to be included in future Forms 20-F that removes the full non-GAAP income statement.  Refer to Question 102.10 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

As a general matter, we do not believe that our current presentation places undue prominence on our ‘Core’ income statement information presented in the second table on page 89.  It also does not represent a full non-GAAP income statement as it omits several line items included in our GAAP income statement.

However, in order to address your comment, we agree to remove the second table on page 89 (titled ‘2012 Core operating results’) from future Annual Reports.

In compliance with applicable disclosure regulations, we will retain the third table on page 89 (titled ‘2012 Reconciliation of Reported results to Core results’), so as to include a reconciliation of our disclosed non-GAAP measures to the corresponding GAAP measures.  We consider this approach to be consistent with Question 102.10 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, which acknowledges the need for registrants to reconcile non-GAAP measures with the corresponding GAAP measures.  That said, in furtherance of your comments, we would propose to remove the lines ‘Net finance expense’, ‘Profit before tax’ and ‘Profit for the period’, to improve clarity that this table is not a full non-GAAP income statement, and include gross margin percentages, operating profit percentages, and Core CER and Core actual growth percentages to reflect certain items previously included in the second table on page 89. We will also revise our comparative, prior-year disclosures on page 95 of the Annual Report to be consistent with the approach outlined above.

Our proposed amended disclosure is included below.

Results of operations – summary analysis of year to 31 December 2012

2012 Reported operating profit
	2012			2011	Percentage of sales		2012 compared with 2011
	Reported $m	CER growth $m	Growth due to exchange effects $m	Reported $m	Reported 2012%	Reported 2011%	CER growth %	Reported growth %
Revenue	27,973	(4,965)	(653)	33,591			(15)	(17)
Cost of sales	(5,393)	528	105	(6,026)	(19.3)	(17.9)	(9)	(11)
Gross profit	22,580	(4,437)	(548)	27,565	80.7	82.1	(16)	(18)
Distribution costs	(320)	16	10	(346)	(1.1)	(1.0)	(5)	(8)
Research and development	(5,243)	208	72	(5,523)	(18.8)	(16.5)	(4)	(5)
Selling, general and administrative costs	(9,839)	1,134	188	(11,161)	(35.2)	(33.2)	(10)	(12)
Profit on disposal of Astra Tech	–	(1,483)	–	1,483	–	4.4	n/a	n/a
Other operating income and expense	970	211	(18)	777	3.5	2.3	27	25
Operating profit	8,148	(4,351)	(296)	12,795	29.1	38.1	(34)	(36)
Net finance expense	(430)			(428)
Profit before tax	7,718			12,367
Taxation	(1,391)			(2,351)
Profit for the period	6,327			10,016

Basic earnings per share ($)	4.99			7.33

2012 Reconciliation of Reported results to Core results
			Merck & MedImmune				Core 2012 compared with 2011
	2012 Reported $m	Restructuring costs $m	Amortisation $m	Intangible impairments $m	Legal provisions and other $m	2012 Core $m	CER growth %	Actual growth %
Gross profit	22,580	136	–	–	–	22,716	(16)	(18)
Gross margin	80.7%					81.2%
Distribution costs	(320)	–	–	–	–	(320)	(5)	(8)
Research and development	(5,243)	791	–	–	–	(4,452)	(11)	(12)
Selling, general and administrative costs	(9,839)	631	534	–	133	(8,541)	(12)	(14)
Other operating income and expense	970	–	57	–	–	1,027	24	22
Operating profit	8,148	1,558	591	–	133	10,430	(18)	(21)
Operating margin	29.1%					37.3%
Add back: Research and development	5,243	(791)	–	–	–	4,452
Pre-R&D operating profit	13,391	767	591	–	133	14,882
Pre-R&D operating margin %	47.9%					53.2%

Taxation	(1,391)	(375)	(87)	–	(32)	(1,885)
Basic earnings per share ($)	4.99	0.94	0.40	–	0.08	6.41

Notes to the Group Financial Statements
Note 9. Intangible Assets
Arrangements with Merck, page 161

2.Please tell us the accounting guidance you referred to support your accounting for the exercise of the second option under this arrangement at June 26, 2012 (the amendment date) rather than upon exercise (which is a future date between March 1, 2014 and April 30, 2014).  In addition, please provide us the following information:
•	When you began or will begin to amortize the intangible assets capitalized under this agreement;
•	Why the 3-4 year amortization period is appropriate;
•	The facts and circumstances regarding why you did not exercise the second option during the May to October 2012 exercise period prior to the June 26, 2012 amendment of the agreement;
•	The rights that Merck will continue to have, if any, related to Nexium and Prilosec subsequent to exercise of the second option; and
•
Clarify what you mean when you state that Merck also granted you flexibility to exploit “certain commercial opportunities” with respect to Nexium and why this flexibility does not appear to extend to Prilosec.

In accounting for the amendments, we considered the following accounting literature:

•	IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and
•	IAS 38 Intangible Assets

IAS 37 Provisions, Contingent Liabilities and Contingent Assets
As detailed by IAS 37 paragraph 10, a liability is a present obligation of the entity arising from past events, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits. A provision is a liability of uncertain timing or amount.

 IAS 37 paragraph 14 states that a provision shall be recognised when:

1.	An entity has a present obligation (legal or constructive) as a result of a past event;
2.	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
3.	A reliable estimate can be made of the amount of the obligation.

IAS 37 paragraph 10 defines a constructive obligation as an obligation that derives from an entity’s actions where:

•	By an established pattern of past practice, published policies or a sufficiently specific current statement, the entity has indicated to other parties that it will accept certain responsibilities; and
•	As a result, the entity has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

On page 162 of our Annual Report, we describe the circumstances surrounding the amendments to the Second Option with Merck. For the reasons described below under “Facts and circumstances regarding non-exercise in 2012”, we believe that these amendments brought a greater degree of certainty to the valuation of the Second Option that means that, following the amendments, we are able to reliably estimate the amount of the total liability. The Second Option price is also highly favourable to us from an economic perspective, giving economic compulsion for AstraZeneca to exercise in 2014. We now consider that exercise of the Second Option is virtually certain and, for accounting purposes, is in effect no longer an option.

This resulted in AstraZeneca including the following external statement of intent when announcing the amendments to the Second Option on 27 June 2012:

“AstraZeneca believes that the amendments provide a greater degree of certainty to the valuation of the Second Option that is preferable to the previous arrangements and, barring unforeseen circumstances, the company now intends to exercise the Second Option in 2014.”

By making this sufficiently specific external announcement with respect to our intention to exercise the Second Option in 2014, barring exceptional circumstances, we believe that we have created a valid expectation in Merck, and others, that we will exercise in 2014 and have therefore created a constructive obligation to exercise the Second Option in 2014. This meets the first of the provision recognition criteria in paragraph 14.

The second and third criteria are met as a direct consequence of the amendments which brought economic compulsion for AstraZeneca to exercise, making such exercise probable and a greater degree of certainty with respect to the exercise price, making a reliable estimate of the liability possible.

Consequently, all the IAS 37 criteria for recognition of a liability are met and we believe that it is correct to reflect the additional $1.5bn of liabilities to Merck at 26 June 2012, $1.1bn of which will be paid by way of monthly contingent payments between 1 July 2012 and 30 June 2014 and the balance as a lump sum on 30 June 2014.

IAS 38 Intangible Assets
IAS 38 paragraph 8 defines an intangible asset as an identifiable non-monetary asset without physical substance. It defines an asset as a resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity.

IAS 38 paragraph 12 states that an asset is identifiable if it either:

•
Is separable, i.e., is capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, identifiable asset or liability, regardless of whether the entity intends to do so; or

•	Arises from contractual or other legal rights, regardless of whether those rights are transferrable or separable from the entity or from other rights and obligations.

When considering how to account for the assets acquired as part of the $1.5bn payment, we considered the fact that the Second Option agreement (as amended) grants contractual rights to two different types of asset to AstraZeneca upon exercise of the Second Option:

1.	Relief from royalties in respect of certain PPI products (principally Nexium and Prilosec) that were previously payable to Merck; and
2.
The right to operate strategically with unencumbered discretion in our operations in the US market, such as the ability to use specified AstraZeneca products in combination with other products to create incremental commercial revenues or to compete directly with Merck products (which was previously restricted).

These contractual rights meet the IAS 38 definition of an intangible asset because they are identifiable contractual rights and they entitle AstraZeneca to benefit economically through the relief from future contingent payments and the ability to fully exploit other commercial opportunities in the Therapy Area.

Under IAS 38, intangible assets are recognised at cost, defined as the amount of cash or cash equivalents paid or the fair value of other consideration given to acquire an asset at the time of its acquisition or construction, or, where applicable, the amount attributed to that asset when initially recognized in accordance with the specific requirements of other IFRSs.

In this case, the cost of the intangible assets acquired is equivalent to the liability recognised under IAS 37. This is also in line with the valuation of the intangible assets recognised under the previous stages of the exit of the Merck arrangements.

Commencement of amortisation of intangible assets
The rules governing amortisation of intangible assets are in IAS 38 paragraph 97 and state that an intangible asset shall be amortised on a systematic basis over its useful life, beginning when the asset becomes available for use (i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management).

We consider that this happened immediately at the time of amendment of the Second Option agreements and consequently, amortisation began on 26 June 2012.

Useful economic life of the intangible assets
IAS 38 paragraph 97 goes on to state that amortization shall cease at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with IFRS 5 and the date that the asset is derecognised.

In determining the useful economic lives of the assets, we have considered the following:

•
While loss of exclusivity for Nexium will occur in mid-2014, revenue erosion is not expected to be immediate and therefore the value of our intangible asset extends beyond the date of loss of exclusivity.

•	The value attributable to the OTC products (both Prilosec and Nexium) comes in the form of milestone and royalty receipts and extends beyond 2014.

Based on our most recent internal forecasts, we expect to generate sufficient economic benefit from these rights to support the capitalised value of the assets for 3-4 years and, after this time, the assets should be derecognised.

Furthermore, IAS 38 paragraph 97 states that the amortisation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed. If that pattern cannot be determined reliably, the straight-line method shall be used.

While recognising that consumption of the economic benefit of the intangible assets is not linear, we are unable to reliably determine the exact pattern of the consumption of economic value and therefore we have adopted the straight line method of amortisation.

Facts and circumstances regarding non-exercise in 2012
Among other things, the amendments to the Second Option agreements amended the valuation methodology for setting certain aspects of the option exercise price. Before the amendments, the contractual mechanics of valuation required both companies to independently calculate the value of the rights underlying the Second Option with the use of external arbitration should those valuations be materially apart (in comparison, in lieu of third party appraisals the amendments reflect a fixed valuation sum based on a shared view by AstraZeneca and Merck of the sales forecasts for Nexium and Prilosec in the US market, subject to a true-up based on actual sales). This uncertainty surrounding valuation presented a significant barrier to AstraZeneca exercising the option in 2012.

Merck’s retained rights
AstraZeneca’s exercise of the Second Option will end all relationships with and obligations to Merck. Merck will no longer have any rights over AstraZeneca products.

Commercial opportunities for Nexium
In addition, in connection with the amendments, Merck also granted AstraZeneca flexibility to exploit certain commercial opportunities with respect to Nexium. This specific flexibility related to permission to out-license the OTC rights to Nexium – an agreement that was signed with Pfizer in 2012 and is disclosed on page 90. When the amendments were agreed on 26 June 2012, the Nexium OTC deal had not yet been concluded with Pfizer, but was under negotiation among the two parties, and so the permission sought from Merck was specifically in relation to the intended subject matter of that agreement with Pfizer and did not extend more broadly to Nexium or to Prilosec.